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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IAC/InterActiveCorp

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

44919P300 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OBM control number.

CUSIP No. 44919P300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microsoft E-Holdings, Inc. 88-0500783
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization NV

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 19,109,249 6. Shared Voting Power 0 7. Sole Dispositive Power 19,109,249 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,109,249
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.98%
12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer IAC/InterActiveCorp

	(b)	Address of Issuer’s Principal Executive Offices 152 West 57th Street, New York, NY 10019

Item 2.	(a)

Name of Person Filing

Microsoft E-Holdings, Inc. — Microsoft E-Holdings, Inc. is a wholly-owned subsidiary of Microsoft EX-Holdings, Inc. Microsoft EX-Holdings, Inc. is a wholly-owned subsidiary of Microsoft Corporation. Microsoft Corporation’s beneficial ownership of the shares reported hereunder was reported on a Schedule 13G (Amendment No. 3) filed with the securities and Exchange Commission on February 14, 2006.

	(b)	Address of Principal Business Office or, if none, Residence 6100 Neil Road, Reno, NV 89250

	(c)	Citizenship NV

	(d)	Title of Class of Securities Common Stock, par value $.01

	(e)	CUSIP Number 44919P300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 19,109,249

	(b)	Percent of class: 5.98%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 19,109,249

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 19,109,249

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006 Date

MICROSOFT E-HOLDINGS, INC. /s/ Keith R. Dolliver Signature

Keith R. Dolliver, Assistant Secretary Name/Title